CONCEPT HOLDING CORP.

4685 S. Highland Drive

Suite 202

Salt Lake City, Utah 84117

October 27, 2015

Josh Samples, Esq.

Era Anagnosti, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

100 F. Street N.E.

Washington, D.C. 20549

Re:

Concept Holding Corp.

Registration Statement on Form 10

Filed September 22, 2015

File No. 000-55512

Dear Mr. Samples:

This Amendment No. 1 to the Registration Statement has been additionally modified to include the most recent unaudited quarterly financial statements for the three and six month periods ended September 30, 2015.  Additional disclosures have also been updated to the most practicable date.

General

Comment No.1

Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response

The registrant acknowledges the obligations upon effectiveness at 60 days from initial filing and intends to comply under the Exchange Act of 1934.  Hopefully we will be cleared of all comments prior to the sixty days and may reassess the option to withdraw prior to the sixty days.

Business

Organization and Corporate History, page 3

Comment No. 2

Please disclose the nature of Concept Technologies’ business operations and identify the actual date when the company terminated its operations.

Response

Additional disclosure has been added.

Comment No. 3

Please revise your disclosure to reflect the fact that Mr. Howells has a limited amount of time and resources to devote to finding a merger partner. In this regard, we note your disclosure on page 9.

Response

Additional disclosure has been added.

Current Business Activities, page 4

Comment No. 4

In the penultimate paragraph on page 4, you disclose that Mr. Howells’ efforts have been focused on finding a suitable target in the resource and energy industries. Please revise your disclosure to further elaborate on these efforts by defining more specifically the “resource and energy industries,” the nature of the target companies within those industries and the geographical concentration, if any, where they may be located.

Response

Additional language has been added and the focus on the “resource and energy industries” has been removed.

Comment No. 5

Please indicate whether Concept Holding, including its primary shareholders, expects to retain an equity stake in the resulting entity. Please also indicate whether the payment of compensation to Mr. Howells, in his capacity as director, executive officer and/or promoter, could be a condition to which a merger partner must agree.

Response

Additional disclosure has been added.

Marketing Strategy, page 5

Comment No. 6

We note that the company will rely on Mr. Howells’s personal contacts in finding a merger partner. Please elaborate on the industries and regions in which Mr. Howells’s personal contacts operate. Please also discuss whether you believe that Mr. Howells’s personal network is sufficient to find a merger partner or, alternatively, whether you believe it will be necessary to engage a third party to solicit prospective targets. To the extent that you may enter a business combination with an entity in which Mr. Howells has an ownership interest, please provide appropriate disclosure regarding the potential conflicts of interest that may arise as a result of this type of transaction.

Response

Additional disclosure has been added.

Management’s Discussion and Analysis or Plan of Operations

Plan of Operation, page 13

Comment No. 7

Please disclose how long Mr. Howells has been conducting his search for a merger partner.

Response

Additional disclosure has been added.

Liquidity and Capital Resources, page 14

Comment No. 8

Please note here that the funds from the promissory notes are available from the lender upon the company’s request. In this regard, we note the terms of the form convertible promissory note filed as Exhibit 10.

Response

Additional disclosure has been added.

Directors and Executive Officers

Management, page 17

Comment No. 9

Please highlight the prior experience, if any, that Mr. Howells has in identifying merger partners and completing merger transactions with reporting companies.

Response

Additional disclosure has been added.

Comment No. 10

Please indicate the extent to which Mr. Howells is involved with other shell companies and whether such involvement presents a conflict of interest with his role with Concept Holding Corp.

Response

Additional disclosure has been added.

Certain Relationships and Related Transactions and Director Independence, page 19

Comment No. 11

We note your disclosure of the promissory notes that exist between the company and Messrs. Howells and Day, respectively. We also note that a form of the promissory note with Mr. Howells appears to have been filed as Exhibit 10. Please file the executed promissory notes between the company and both Messrs. Howells and Day with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

Response

The notes have been included in the exhibits.

Comment No. 12

In accordance with the disclosure requirements of Item 404(c) of Regulation S-K, please identify Mr. Howells as a promoter, as well as the nature and the amount of anything of value he may receive directly or indirectly in his capacity as a promoter.

Response

Mr. Howells has been added as a promoter and additional disclosure has been added.

Recent Sales of Unregistered Securities, page 20

Comment No. 13

Please disclose the exemption from registration claimed, including a brief explanation of the facts relied upon to make the exemption available, with regard to the issuance of the shares to Clearline Ventures in exchange for the expenses it paid on behalf of the company. Please refer to Item 701(d) of Regulation S-K for further guidance.

Response

Additional disclosure has been added.

Additionally, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All exhibits are in searchable text.  If you have further questions or need additional information, please let me know.

Sincerely,

Concept Holding Corp.

/s/ Thomas Howells

Thomas Howells, President